February 5, 2009

John W. Holleran
Senior Vice President, General Counsel, and Corporate Secretary
Itron, Inc.
2111 N Molter Road, Liberty Lake
Washington 99019

> **Re:** **Itron, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 0-22418**
> **Response Letters Dated January 8, 2009 and January 24, 2009**

Dear Mr. Holleran:

We refer you to our comment letters dated November 19, 2008 and January 15, 2009 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance